Filed Pursuant to Rule 433(d)
Registration Statement No. 333-250107

Free Writing Prospectus

TERM SHEET

Dated January 21, 2025

£350,000,000 4.625% Guaranteed Bonds Due January 28, 2030 (“Securities”)

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	4.625% Guaranteed Bonds Due January 28, 2030

Expected Ratings:	Moody’s: A1/stable outlook; S&P: A+/stable outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	£350,000,000

Denomination:	£100,000 x £1,000

Pricing Date:	January 21, 2025

Settlement Date:	January 27, 2025

Maturity Date:	January 28, 2030

Coupon:	4.625% per annum annually (Actual/Actual (ICMA))

Interest Payment Dates:	January 28 of each year, subject to the Business Day Convention, commencing January 28, 2026 and ending January 28, 2030

Business Day:	Any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo

Business Day Convention:	Following Business Day Convention, unadjusted

If a date for payment of principal or interest falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest may be made on the next succeeding Business Day as if made on the date the payment was due and no interest will accrue in respect of such delay

Currency of Payments:	GBP

Redemption after the Occurrence of a Tax Event:	JBIC may redeem all, but not less than all, of the Securities in the event of certain changes relating to Japanese taxation law at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.803%, plus accrued interest, if any, from January 27, 2025

Underwriting Discount:	0.125%

Proceeds, before Expenses, to JBIC:	99.678%, plus accrued interest, if any, from January 27, 2025

Benchmark Gilts:	0.375% due October 22, 2030

Benchmark Yield:	4.239%

Spread:	37.8bps

Yield to Investors:	4.670%

Joint Lead Managers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc Morgan Stanley & Co. International plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (global bond held at the common depositary)

Global Bond ISIN:	XS2975125365

Global Bond Common Code:	297512536

Use of Proceeds:	The net proceeds of the issue of the Securities will be used for the Ordinary Operations of JBIC

Governing Law:	The State of New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the United Kingdom

This communication is intended to be used solely by the person to whom it is provided by us.

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1551322/000119312525008944/d848622d424b5.htm

Each purchaser of the Securities offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC, toll free from the United States at +1 (888) 603 5847, Citigroup Global Markets Limited toll free from the United States at +1 (800) 831-9146, HSBC Bank plc, toll free from the United States at 1-866-811-8049 and Morgan Stanley & Co. International plc, toll free from the United States at 1-866-718-1649.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Further, this document is being distributed only to and is directed only at persons in the United Kingdom who (i) have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended or superseded, the “FPO”), or (ii) are persons who fall within Article 49(2)(a) to (d) of the FPO, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any Securities may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The Securities to which this document relates are available only to, and any agreement to acquire such Securities, will be made only with, relevant persons. Any other person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilization: FCA/ICMA.